                                                   United States
                                         Securities and Exchange Commission
                                                Washington, DC 20549

                                                    FORM 12b-25

                                            Notification of Late Filing
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
(Check one):                    [ ] Form 10-K             [ ] Form 11-K             [ ] Form 20-F
                                [X] Form 10-Q             [ ] Form N-SAR

For the Period Ended:               September 23, 2000
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[ ] Transition Report on Form 10-K                        [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F                        [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Period Ended:
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               Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates.

                                          PART I--Registration Information

                    Commission File Numbers 333-23893; 333-23893-01; 333-23893-02; 333-23893-03
                                             -------------------------

                                                 CFP HOLDINGS, INC.
                              (Exact Name of Registrant as Specified in Its Charter)
            Delaware                                    2013                                  95-4413619
(State or Other Jurisdiction of              (Primary Standard Industrial                  (I.R.S. Employer
 Incorporation or Organization)               Classification Code Number)                 Identification Number)

                                                  CFP GROUP, INC.
                              (Exact Name of Registrant as Specified in Its Charter)
            Delaware                                    2013                                  95-4616486
(State or Other Jurisdiction of              (Primary Standard Industrial                  (I.R.S. Employer
 Incorporation or Organization)               Classification Code Number)                 Identification Number)

                                             CUSTOM FOOD PRODUCTS, INC.
                               (Exact Name of Registrant as Specified in Its Charter)
           California                                   2013                                  95-3760291
(State or Other Jurisdiction of              (Primary Standard Industrial                  (I.R.S. Employer
 Incorporation or Organization)               Classification Code Number)                 Identification Number)

                                                     QFAC, LLC
                              (Exact Name of Registrant as Specified in Its Charter)
            Delaware                                    2013                                  23-2999998
(State or Other Jurisdiction of              (Primary Standard Industrial                  (I.R.S. Employer
 Incorporation or Organization)               Classification Code Number)                 Identification Number)

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                            -------------------------

                                 5501 Tabor Road
                             Philadelphia, PA 19120
    (Address, Including Zip Code of Registrant's Principal Executive Offices)

                                  215-288-0888
              (Registrant's telephone number, including area code)


                        PART II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.



                               PART III--Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attached Extra sheets if needed)

The Registrant (the "Company") is not able to file its Form 10-Q for the fiscal quarter ended September 23, 2000 within the prescribed period because the management has been devoting substantially all of its time and resources in recent weeks to an extensive evaluation of inventory, and the financial structure of the Company, including negotiations with lenders under the Company's credit facility in an effort to obtain a waiver of default on covenant violations as described below.

In the course of normal operations, the Company identified in the current period, variances in the tracking of inventory both internally and at its outside locations. The Company recorded the $7.5 million one-time charge and determined its causes as follows i) increased usage of raw material and work in process, due to variations in manufacturing process specifications, ii) under reporting of raw material usage resulted in differences between the perpetual and physical inventories, and iii) improper handling and rotation of both raw materials and finished goods. As a result the Company performed extensive inventory test counts to validate ending inventory balances, and continues to work with the auditors to ensure proper timing of all record keeping, including potential effects on both the 1st and 2nd quarter results.

The above-mentioned events directly effect the Company's borrowing ability under its Credit Facility. The Company operates under a $45.0 million revolving credit facility,  which is secured  by both  accounts  receivable  and  inventory.  The decrease in ending inventory  balances of $7.5 million resulted in a decrease in
the  Company's  available   borrowing  base.   Therefore  the  Company  was  not
incompliance with respect to leverage,  availability and certain other covenants associated  with its Credit  Facility at the fiscal quarter end of September 23,
2000. The Company is currently  working with its lenders and equity  sponsors to resolve the  default  status and  address  future cash needs.  The Company is in compliance with the terms of its Indenture.

The Company has determined it needs an additional period of time not to exceed the fifth calendar day following the prescribed due date of November 7, 2000, to ascertain the impact of the aforementioned events upon the financial and other disclosures required to be made in its second quarter Form 10-Q. The Company plans to file its Form 10-Q for the fiscal quarter ended September 23, 2000 on or before November 13, 2000, within the time period described by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

                           Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

            Ronald Gallo               (800)                      275-8902
     ---------------------------------------------------------------------------
              (Name)                 (Area Code)              (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The following results of operations for the fiscal quarter ended September 23, 2000 are preliminary and approximate only, and are qualified entirely by and subject to the definitive results of operations to be filed as part of the registrant's Form 10-Q due five business days after the date hereof.

                                                        Six Months Ended
                                                September 23,     September 23,
                                                    2000              1999
                                                --------------------------------
     Net Sales                                  $ 102,141,000     $98,679,000
     Gross Profit                                   5,129,000      18,647,000
     Total SG&A expenses                            9,524,000       8,952,000
     Income (loss) from Operations                (4,395,000)       9,695,000
     Net Income (loss)                          $(14,006,000)     $   796,000


Loss from operations for the six months ended September 23, 2000 was $4.0 million compared to net income of $9.7 million for the same period ended 1999.
The net loss for the current period is directly related to an inventory adjustment of $7.5 million comprised of $5.2 million in perpetual differences and $2.3 million in inventory reserves for obsolescence. In addition the Company recorded a $650,000 reduction in sales due to the write off of uncollectable accounts receivable. Net of adjustments, the increase in sale dollars is directly correlated to increase sales in terms of pounds sold. Sales price per pound has remained relatively stable. However, the Company continues to manage through higher raw material costs of meat in the current period versus the prior year. The increase in volume has added to other operational costs in the form of increased overtime and maintenance and sanitation costs associated with the business.

                               CFP Holdings, Inc.
--------------------------------------------------------------------------------
                (Name of registrant as specified in its charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:           November 8, 2000             By:   /s/ Ronald Gallo
                ------------------                -----------------------
                                                       (Ronald Gallo)
                                                         SVP & CFO